SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

File No. 812-15291

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

AMERICAN GENERAL LIFE INSURANCE COMPANY

AGL SEPARATE ACCOUNT VL-R

AGL SEPARATE ACCOUNT D

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

USL SEPARATE ACCOUNT USL A

USL SEPARATE ACCOUNT USL VL-R

Communications, Notice and Order to:

Suzanne Ragsdale

Assistant General Counsel

American International Group, Inc. (AIG)

2919 Allen Parkway, 4th Floor

Houston, Texas 77019

With Copies To:

Stephen E. Roth, Esq.

Thomas E. Bisset, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Dated: March 28, 2022

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

AMERICAN GENERAL LIFE INSURANCE COMPANY

AGL SEPARATE ACCOUNT VL-R

AGL SEPARATE ACCOUNT D

THE UNITED STATES LIFE INSURANCE

COMPANY IN THE CITY OF NEW YORK

USL SEPARATE ACCOUNT USL A

USL SEPARATE ACCOUNT USL VL-R

2919 Allen Parkway, 4th Floor

Houston, Texas 77019

File No. 812-15291

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

American General Life Insurance Company (“AGL”) and The United States Life Insurance Company in the City of New York (“USL,” and together with AGL, the “Companies”), and AGL Separate Account VL-R, AGL Separate Account D, USL Separate Account USL A, and USL Separate Account USL VL-R (the “Separate Accounts,” and together with the Companies, the “Applicants”) request pursuant to this application (this “Application”) that the Securities and Exchange Commission (the “Commission”) issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of the Fidelity VIP Government Money Market Portfolio, Initial Class (the “Replacement Portfolio”) of Variable Insurance Products Fund V (“Fidelity Trust”) for shares of the VALIC Company I Government Money Market I Fund (the “Current Portfolio”) of

VALIC Company I (“VCI”) held by the Separate Accounts to support certain variable life insurance and annuity contracts (the “Contracts”) offered by the Companies (the “Substitution”).

I.	DESCRIPTION OF THE COMPANIES, THE SEPARATE ACCOUNTS, AND THE CONTRACTS

A.	AGL

AGL is a stock life insurance company organized under the laws of the State of Texas, which is the successor-in-interest to the American General Life Insurance Company of Delaware (“AG Life of Delaware”) originally organized under the laws of the State of Delaware on January 10, 1917. AG Life of Delaware merged with and into American General Life Insurance Company and was redomesticated under the laws of the State of Texas effective December 31, 1991 (in which AG Life of Delaware was the successor in the merger) and subsequently changed its name to American General Life Insurance Company. AGL is licensed to do business in 49 states and the District of Columbia. Its home office mailing address is 2727-A Allen Parkway, Houston, Texas 77019. AGL is engaged in the sale of individual and group life insurance and annuity contracts on a non-participating basis. As of December 31, 2021, AGL had assets in excess of $217 billion.

AGL is an indirect, majority-owned subsidiary of American International Group, Inc. (“AIG”), a Delaware Corporation and a publicly-held insurance holding company traded on the New York Stock Exchange. AGL is a successor in interest to American General Life Insurance Company of Delaware (“AGLD”), formerly known as AIG Life Insurance Company (“AIG Life”), a life insurance company originally organized under the laws of the State of Delaware in 1962. On December 8, 2009, AIG Life changed its name to American General Life Insurance Company of Delaware. On December 31, 2012, AGLD, an affiliate of AGL, merged with and into AGL. AG Life of Delaware and AGLD were separate life insurance companies.

B.	USL

USL is a stock life insurance company organized under the laws of the State of New York on February 25, 1850 and is licensed to do business in New York. Its home office mailing address is 28 Liberty Street, Floor 45, New York, New York 10005-1400. USL is engaged in the sale of individual and group life insurance and annuity contracts on a non-participating basis. As of December 31, 2021, USL had assets in excess of $32 billion. USL is an indirect, majority-owned subsidiary of AIG. On December 31, 2010, American International Life Assurance Company of New York (“AI Life”), an affiliate of USL, merged with and into USL with USL as the survivor.

C.	The Separate Accounts

Each Separate Account meets the definition of “separate account” as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder. The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts.1 The table below lists the 1940 Act file number and depositor of each Separate Account:

Separate Account	Depositor	1940 Act File No.
AGL Separate Account VL-R	American General Life Insurance Company	811-08561
AGL Separate Account D	American General Life Insurance Company	811-02441
USL Separate Account USL A	The United States Life Insurance Company in the City of New York	811-04865
USL Separate Account USL VL-R	The United States Life Insurance Company in the City of New York	811-09359

The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts. The Companies are the legal owners of the assets in

1 Pursuant to Rule 0-4 under the 1940 Act, the file numbers cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

their respective Separate Accounts. The assets of the Separate Accounts may not be chargeable with liabilities arising out of any other business of their respective Companies.

The Separate Accounts are segmented into subaccounts, and each subaccount invests in an underlying registered open-end management investment company or series thereof, such as the Current Portfolio. Each subaccount’s income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the Contracts without regard to other income, gains, or losses of the other subaccounts or of the Companies.

D.	The Contracts

The Contracts are individual and group flexible premium variable annuity and variable life insurance contracts. Each Contract is registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-4 or Form N-6. Each Contract has particular fees, charges, and investment options, as described in the Contracts’ respective prospectuses. Eight of the Contracts include optional benefit riders that impose investment restrictions. However, those investment restrictions do not affect investment in government money market funds such as the Current Portfolio and the Replacement Portfolio (together, the “Portfolios” and each, a “Portfolio”). Both Portfolios are permitted investment options under the riders’ investment guidelines.

The variable annuity Contracts provide for the accumulation of values on a variable basis, fixed basis, or both during the accumulation period. The variable annuity Contracts also provide settlement or annuity payment options during the annuity period, which may be on a fixed or variable basis depending on the payment options available under each Contract. The variable life insurance Contracts provide for the accumulation of values on a variable basis, fixed basis, or both throughout the insured’s life. The variable life insurance Contracts also provide for the payment of a death benefit upon the death of the insured.

For as long as a variable life insurance Contract remains in force, a variable annuity Contract has not yet been annuitized, or a variable annuity Contract that has been annuitized under a variable payment option remains in force, the owner of a Contract (“Contract Owner”) may transfer all or any part of the Contract value from one subaccount to another subaccount or to a fixed account. With the sole exception of certain limitations imposed by the Companies to deter frequent trading activity, the Companies do not limit the number of times that a Contract Owner can transfer among the subaccounts and the fixed account. The Companies do not impose charges on transfers among subaccounts and the fixed account, but the Companies each reserve the right to assess a transfer charge (typically twenty-five dollars, and under some Contracts, ten dollars) on each transfer after the twelfth such transfer in a Contract Year. The Companies also impose a minimum transfer amount of $500.

Under each Contract, as well as in the prospectus for each Contract, the Companies reserve the right to substitute shares of one underlying fund for shares of another underlying fund.2

2 Each Contract contains the following, or a substantially similar, provision:

Rights Reserved by Us.

Upon notice to you, this Contract may be modified by us, but only if such modification is necessary to:

. . .

(3) Add, combine or remove Divisions in the Separate Account.

. . .

(6) Substitute for the shares held in any Division. the shares of another Variable Fund or the shares of another investment company or any other investment permitted by law;

The table below lists the Contracts for which the Current Portfolio will be substituted under the Substitution. In addition, the table below also indicates whether a Contract’s registration statement is updated annually with the SEC (a “Discontinued Contract”) or no longer updated (an “Eligible Contract”).3 None of the Contracts are sold to new purchasers.

#	Separate Account (1940 Act File No.)	1933 Act File No.	Contract Name[4]	Contract ID No.	Status
1	AGL Separate Account D (811-02441)	033-43390	AGL Generations VA, Contract Nos. 95020, 95021	C000008709	Eligible Contract
2	AGL Separate Account D (811-02441)	033-43390	AGL Variety Plus VA, Contract Nos. 91010, 91011, 93020, 93021	C000008710	Eligible Contract
3	AGL Separate Account D (811-02441)	333-70667	AGL Platinum Investor VA, Contract No. 98020	C000008713	Eligible Contract
4	AGL Separate Account D (811-02441)	333-40637	AGL Select Reserve VA, Contract No. 97505	C000008714	Eligible Contract
5	AGL Separate Account D (811-02441)	333-234473	AGL ElitePlus Bonus Variable Annuity, Contract No. VA123-98	C000217264	Eligible Contract
6	AGL Separate Account D (811-02441)	333-234474	AGL One Multi Manager Variable Annuity, Contract No. VA124-99	C000217265	Eligible Contract
7	USL Separate Account USL A (811-04865)	333-234492	USL Generations VA, Contract Nos. 98033N	C000217285	Eligible Contract
8	AGL Separate Account VL-R (811-08561)	333-43264	AGL Platinum Investor III VUL, Policy No. 00600	C000001616	Discontinued Contract
9	AGL Separate Account VL-R (811-08561)	333-89897	AGL AG Legacy Plus VUL, Policy No. 99616	C000008720	Eligible Contract

The prospectus for each Contract contains the following, or substantially similar, disclosure:

Rights Reserved - substitute, for the shares held in any Division, the shares of another Series or the shares of another investment company or any other investment permitted by law;

3 The registration statements for Eligible Contracts are effective but are no longer updated in reliance on the SEC’s enforcement position related to discontinued variable contracts, which provides conditional grandfather treatment for contracts that were being administered in accordance with the Great-West Life & Annuity Ins. Co. SEC Staff no-action letter (pub. avail. Oct. 23, 1990) and the related line of SEC Staff no-action letters. See Updated Disclosure Requirements and Summary Prospectuses for Variable Annuity and Variable Life Insurance Contracts, Investment Company Act Release No. 33814 (Mar. 11, 2020) (85 FR 25964) (https://www.sec.gov/rules/final/2020/33-10765.pdf).

4 Contracts marked with an asterisk include optional benefit riders that impose investment restrictions.

10	AGL Separate Account VL-R (811-08561)	333-80191	AGL Corporate America VUL, Policy No. 99301	C000001614	Eligible Contract
11	AGL Separate Account VL-R (811-08561)	333-42567	AGL Platinum Investor I VUL, Policy No. 97600	C000008722	Eligible Contract
12	AGL Separate Account VL-R (811-08561)	333-103361	AGL Platinum Investor II VUL, Policy No. 97610	C000001615	Eligible Contract
13	AGL Separate Account VL-R (811-08561)	333-118318	AGL Platinum Investor IV VUL, Policy No. 04604	C000001617	Eligible Contract
14	AGL Separate Account VL-R (811-08561)	333-129552	AGL Platinum Investor VIP VUL, Policy No. 05604*	C000008723	Eligible Contract
15	AGL Separate Account VL-R (811-08561)	333-109613	AGL Platinum Investor FlexDirector VUL, Policy No. 03601	C000001618	Eligible Contract
16	AGL Separate Account VL-R (811-08561)	333-82982	AGL Platinum Investor PLUS VUL, Policy No. 02600	C000001619	Eligible Contract
17	AGL Separate Account VL-R (811-08561)	333-90787	AGL Platinum Investor Survivor VUL, Policy No. 99206	C000008724	Eligible Contract
18	AGL Separate Account VL-R (811-08561)	333-65170	AGL Platinum Investor Survivor II VUL, Policy No. 01206	C000001620	Eligible Contract
19	AGL Separate Account VL-R (811-08561)	333-137817	AGL Platinum Investor VIP VUL, Policy No. 05604*	C000040210	Eligible Contract
20	AGL Separate Account VL-R (811-08561)	333-143072	AGL AG Corporate Investor, Contract No. 99301	C000051220	Eligible Contract
21	AGL Separate Account VL-R (811-08561)	333-144594	AG Income Advantage VUL, Policy No. 07704*	C000052755	Eligible Contract
22	AGL Separate Account VL-R (811-08561)	333-153093	AGL Corporate Investor Select, Contract No. 08301	C000070096	Eligible Contract
23	USL Separate Account USL VL-R (811-09359)	333-79471	USL Platinum Investor VUL, Policy No. 97600N	C000008727	Eligible Contract
24	USL Separate Account USL VL-R (811-09359)	333-105246	USL Platinum Investor PLUS VUL, Policy No. 02600N	C000001623	Eligible Contract
25	USL Separate Account USL VL-R (811-09359)	333-137941	USL Platinum Investor VIP VUL, Policy Nos. 05604N, 05604NU*	C000040578	Eligible Contract
26	USL Separate Account USL VL-R (811-09359)	333-149403	Protection Advantage Select, Contract No. 07921N, 07921NU*	C000063699	Eligible Contract
27	USL Separate Account USL VL-R (811-09359)	333-151575	Income Advantage Select, Contract No. 08704N, 08704NU*	C000067475	Eligible Contract

28	AGL Separate Account VL-R (811-08561)	333-146948	Protection Advantage Select, Contract No. 07921*	C000057397	Eligible Contract
29	AGL Separate Account VL-R (811-08561)	333-151576	Income Advantage Select, Contract No. 08704*	C000067477	Eligible Contract

II.	THE CURRENT PORTFOLIO

VCI was incorporated in Maryland on December 7, 1984, and is registered under the 1940 Act as an open-end management investment company.5 VCI currently consists of thirty-seven portfolios, one of which, the VALIC Company I Government Money Market I Fund, would be involved in the proposed Substitution. VCI has registered shares of the VALIC Company I Government Money Market I Fund under the 1933 Act on Form N-1A (File No. 002-83631).

The Variable Annuity Life Insurance Company (“VALIC”) serves as the investment adviser to the VALIC Company I Government Money Market I Fund. VALIC provides investment advisory services to each of the portfolios of VCI, including the VALIC Company I Government Money Market I Fund, under the overall supervision of VCI’s board of directors. As investment adviser, VALIC oversees the day-to-day operations of the VALIC Company I Government Money Market I Fund and supervises the purchase and sale of fund investments. VALIC receives an investment advisory fee from VALIC Company I Government Money Market I Fund. VALIC is a registered investment adviser and its principal business address is 2929 Allen Parkway, Houston, Texas 77019. SunAmerica Asset Management, LLC

5 File No. 811-03738.

(“SunAmerica”) serves as the sub-adviser to the VALIC Company I Government Money Market I Fund. VALIC and SunAmerica are each an indirect, majority-owned subsidiary of AIG.

III.	THE REPLACEMENT PORTFOLIO

The Fidelity Trust was created under an initial declaration of trust dated September 9, 1989. It is registered under the 1940 Act as an open-end management investment company.6 The Fidelity Trust currently consists of thirty-six portfolios, one of which, the Fidelity VIP Government Money Market Portfolio, would be involved in the proposed Substitution as the Replacement Portfolio. The Fidelity Trust has registered shares of the Replacement Portfolio under the 1933 Act on Form N-1A (File No. 033-17704).

Fidelity Management & Research Company (“FMR”) serves as the manager of each Portfolio of the Fidelity Trust. As the manager, FMR has overall responsibility for directing portfolio investments and handling the Fidelity Trust’s business affairs. FMR receives an investment management fee from each Portfolio. FMR is a registered investment adviser and its principal business address is 245 Summer Street, Boston, Massachusetts 02210. Certain affiliates of FMR serve as sub-advisers for the Fidelity VIP Government Money Market Portfolio and may provide investment research and advice for the Portfolio.

Neither the Fidelity Trust, nor any of its portfolios, FMR, nor any of its affiliate sub-advisers are affiliated with the Applicants.

6 File No. 811-05361.

IV.	THE PROPOSED SUBSTITUTION

A.	Proposed Substitution

The Applicants each propose to exercise their contractual right to substitute a different underlying investment option for an underlying investment option currently available under their Contracts. In particular, the Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed substitution of shares of the Replacement Portfolio for shares of the Current Portfolio.

B.	Reasons for the Proposed Substitution

For the following reasons, the Applicants believe that the Replacement Portfolio is an appropriate substitute for the Current Portfolio.

The Replacement Portfolio is a Lower Expense Option. The Current Portfolio’s total annual fund operating expenses are higher than those of the Replacement Portfolio. Before fee waivers and expense reimbursements, the total annual fund operating expenses disclosed in the Current Portfolio’s most recent prospectus dated October 1, 2021 was 0.54% compared to total annual fund operating expenses of 0.23% disclosed in the Replacement Portfolio’s most recent annual report dated December 31, 2021. The investment adviser of the Current Portfolio has entered into an expense limitation agreement with the Current Portfolio to prevent the Portfolio’s total annual fund operating expenses from exceeding 0.30% until September 30, 2022. However, there is no guarantee that this expense limitation agreement will continue past September 30, 2022.

Furthermore, on February 22, 2022, the Board of Directors of VCI approved a proposal to liquidate and dissolve the Current Portfolio. The liquidation of the Current Portfolio is expected to occur on or about July 22, 2022. The Current Portfolio’s net assets as of December

31, 2021 were approximately $643,133,562, while the Replacement Portfolio’s net assets attributable to the Initial Class Shares were approximately $1,477,559,309.

Finally, as noted in the comparison of the Portfolios presented below, in the five- and ten-year periods as of December 31, 2021, the Current Portfolio produced lower average annual total returns than the Replacement Portfolio and in the one-year period as of December 31, 2021, the Current Portfolio and the Replacement Portfolio produced identical average annual total returns. In light of the Current Portfolio’s anticipated liquidation, asset size, performance and total expenses, the Applicants believe the Replacement Portfolio is better suited to meet Contract Owner expectations.

Long-Term Viability of Current Portfolio. As previously noted, the Current Portfolio is expected to liquidate on or about July 22, 2022. In anticipation of the planned liquidation, the Applicants believe that significant numbers of investors in the Current Portfolio will transfer their investments out of the Current Portfolio. This could substantially reduce the asset base of the Current Portfolio and negatively affect its long-term prospects even if the liquidation is not effected as expected.

As previously noted, the investment adviser of the Current Portfolio has entered into an expense limitation agreement which prevents the Portfolio’s total annual fund operating expenses from exceeding 0.30%. For the period covered by the October 1, 2021 fund prospectus, this amounted to a reduction in total portfolio operating expenses of 0.24%, which represents a significant cost to the Current Portfolio’s investment adviser. This agreement expires September 30, 2022 and the adviser is under no legal obligation to continue the expense limitation after this date in the event the liquidation is not effected on or about July 22, 2022 as expected. If the expense limitation were to terminate, the costs of investing in the Current Portfolio would increase substantially. Moreover, the Current Portfolio’s total annual fund operating expenses after fee waivers and/or expense reimbursements remain higher than the Replacement Portfolio’s total annual fund operating expenses. The Applicants believe that investors in the Current Portfolio, including Contract Owners, will seek alternative investment options if the expense limitation agreement were to terminate.

If significant numbers of investors abandon the Current Portfolio, either in anticipation of the expected liquidation or as a result of the Current Portfolio’s expenses, its long-term viability may be unsustainable, particularly in light of the Current Portfolio’s asset base.

Provide an Appropriate Substitute. The Applicants submit that the Replacement Portfolio is an appropriate substitute for the Current Portfolio. The investment objectives, principal investment strategies and principal risks of the Replacement Portfolio are substantially similar to those of the Current Portfolio. In addition, the Applicants note that the Current Portfolio may deviate from its stated investment objective and investment strategies in preparation for the anticipated liquidation.

Both the Replacement Portfolio and the Current Portfolio are regulated as “government money market funds” under Rule 2a-7 under the 1940 Act and seek to maintain a stable net asset per share of $1.00. Both the Replacement Portfolio and the Current Portfolio invest at least 99.5% of total assets in cash, U.S. Government Securities and/or repurchase agreements that are fully collateralized by cash and/or U.S. Government Securities. In addition, both Portfolios invest at least 80% of their net assets in U.S. Government Securities and repurchase agreements that are fully collateralized.

Both the Replacement Portfolio and the Current Portfolio are exposed to credit risk and interest rate risk, either of which can cause the price of a money market security to decrease.

Both Portfolios are also exposed to risks of investing in repurchase agreements, although any such repurchase agreements entered into by either Portfolio are fully collateralized by cash or U.S. Government Securities as required by Rule 2a-7.

No Cost to Contract Owners. The proposed Substitution is designed to provide Contract Owners with an opportunity to continue their investment in a substantially similar Portfolio without interruption. No costs of the proposed Substitution will be borne directly or indirectly by Contract Owners. The Companies will bear all expenses incurred in connection with the Substitution, including legal, accounting, brokerage and other fees and expenses. In addition, the Substitution will not impose any tax liability on Contract Owners. The Substitution will not cause the Contract fees and charges currently being paid by existing Contract Owners to be greater after the Substitution than before the Substitution. The Contract value of each Contract Owner affected by the Substitution will not change as a result of the Substitution.

Because the proposed Substitution will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the proposed Substitution, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the proposed Substitution. The impact the proposed Substitution may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Current Portfolio and Replacement Portfolio, which the Applicants cannot predict. Nevertheless, the Applicants note that at the time of the proposed Substitution, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

C.	Description and Comparison of the Portfolios

Following is a description and comparison of the relevant attributes of the Current Portfolio and the Replacement Portfolio.

Substitution — VALIC Company I Government Money Market I Fund Replaced by Fidelity VIP Government Money Market Portfolio, Initial Class

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Current Portfolio	Replacement Portfolio

VALIC Company I Government Money Market I Fund	Fidelity VIP Government Money Market Portfolio, Initial Class

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)

The Variable Annuity Life Insurance Company (VALIC) SunAmerica Asset Management, LLC (SunAmerica)

Fidelity Management & Research Company (FMR)

FMR Investment Management (UK) Limited (FMR UK); Fidelity Management & Research (Hong Kong) Limited (FMR H.K.); Fidelity Management & Research (Japan) Limited (FMR Japan)

Investment Objective	Investment Objective

The fund seeks liquidity, protection of capital and current income through investments in short-term money market instruments. The fund may deviate from its investment objective in preparation for its anticipated liquidation on or about July 22, 2022.	The fund seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Principal Investment Strategies	Principal Investment Strategies

•  Invests at least 99.5% of total assets in cash, U.S. Government Securities, and/or repurchase agreements that are collateralized by cash and/or U.S. Government Securities.

•  Under normal circumstances, invests at least 80% of net assets in U.S. Government Securities and/or repurchase agreements that are collateralized by U.S. Government Securities.

•  Follows SEC rules as to the liquidity, diversification and maturity of investments.

•  Seeks to maintain a stable share price of $1.00.

•  The fund’s board of directors has determined that the fund will not be subject to the

•  Normally investing at least 99.5% of total assets in cash, U.S. Government Securities and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash or government securities).

•  Normally investing at least 80% of its assets in U.S. Government Securities and repurchase agreements for those securities.

•  Investing in compliance with industry-standard regulatory requirements for money market funds for the quality, maturity, liquidity and diversification of investments.

•  Investing in U.S. Government Securities issued by entities that are chartered or sponsored by Congress but whose securities

Current Portfolio	Replacement Portfolio

liquidity fee and redemption gate provisions of Rule 2a-7, but may elect to impose liquidity fees or redemption gates in the future.

•  The fund may deviate from its investment strategies in preparation for its liquidation on or about July 22, 2022. Accordingly, the fund may hold shorter duration securities or higher cash positions than usual.

are neither issued nor guaranteed by the U.S. Treasury.

Principal Risks	Principal Risks

•  Interest Rate Risk. While the fund will invest primarily in short-term securities, the value of the fund’s investments may be subject to changes in interest rates. A decline in interest rates will generally affect the fund’s yield as these securities mature or are sold and the fund purchases new short-term securities with lower yields. An increase in interest rates generally causes the value of a debt instrument to decrease. The change in value for shorter-term securities is usually smaller than for securities with longer maturities. Because the fund invests in securities with short maturities and seeks to maintain a stable net asset value of $1.00 per share, it is possible, though unlikely, that an increase or decrease in interest rates would change the value of an investment in the fund. In addition, when interest rates are very low, the fund’s expenses could absorb all or a significant portion of the fund’s income, and, if the fund’s expenses exceed the fund’s income, the fund may be unable to maintain its $1.00 share price. The fund may be subject to greater risk of rising interest rates due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to these initiatives.

•  Credit Risk. The fund may suffer losses if the issuer of a fixed income security owned by the fund is unable to make interest or principal payments. Credit risk is expected to be low for the fund because of its investment in U.S. Government Securities.

•  Repurchase Agreements Risk. Repurchase agreements are agreements in which the seller of a security to the fund agrees to repurchase

•  Interest Rate Changes. Interest rate increases can cause the price of a money market security to decrease.

•  Issuer-Specific Changes. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease.

•  Although the fund seeks to preserve the value of the investment at $1.00 per share, it cannot guarantee it will do so. An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Fidelity Investments and its affiliates, the fund’s sponsor, have no legal obligation to provide financial support to the fund.

•  The fund will not impose a fee upon the sale of shares, nor temporarily suspend an investor’s ability to sell shares if the fund’s weekly liquid assets fall below 30% of its total assets because of market conditions or other factors.

Current Portfolio	Replacement Portfolio

that security from the fund at a mutually agreed upon price and date. Repurchase agreements carry the risk that the counterparty may not fulfill its obligations under the agreement. This could cause the fund’s income and the value of the fund to decline.

•  U.S. Government Obligations Risk. U.S. Treasury obligations are backed by the “full faith and credit” of the U.S. Government and are generally considered to have low credit risk. Unlike U.S. Treasury obligations, securities issued or guaranteed by federal agencies or authorities and U.S. Government-sponsored instrumentalities or enterprises may or may not be backed by the full faith and credit of the U.S. Government and are therefore subject to greater credit risk than securities issued or guaranteed by the U.S. Treasury.

•  Although the fund seeks to preserve the value of the investment at $1.00 per share, it cannot guarantee it will do so. An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The fund’s sponsor has no legal obligation to provide financial support to the fund.

Applicants believe that the Replacement Portfolio is an appropriate replacement for the Current Portfolio under the Contracts, and that the Replacement Portfolio represents an investment option that is more compatible with the Current Portfolio than any other investment option available under the Contracts. The Replacement Portfolio has a substantially identical investment objective to that of the Current Portfolio. In that regard, both the Replacement Portfolio and the Current Portfolio seek current income as is consistent with preservation of capital and liquidity. Both Portfolios seek to maintain a net asset value of $1.00 per share. Both Portfolios invest in U.S. dollar-denominated money market instruments and must comply with the regulatory requirements for money market funds.

Although both Portfolios invest 99.5% of total assets in cash, U.S. Government Securities and repurchase agreements that are fully collateralized and invest 80% of assets in U.S. Government Securities and repurchase agreements that are fully collateralized, the Replacement Portfolio’s investment strategy includes investing in U.S. Government Securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury. In preparation for the anticipated liquidation of the Current Portfolio on July 22, 2022, the Current Portfolio may hold shorter duration securities or higher cash positions than usual and may deviate from its investment objective and investment strategies.

Both the Replacement Portfolio and the Current Portfolio are exposed to the risk of changing interest rates, which can cause the price of a money market security to decrease.    Both Portfolios are also exposed to risks of investing in repurchase agreements, although Rule 2a-7 requires that any repurchase agreements entered in by a money market fund be fully collateralized by cash or U.S. Government Securities.

In light of the substantially identical investment objectives and risk profiles of the Replacement Portfolio and the Current Portfolio, Applicants believe that the Replacement Portfolio would provide Contract Owners with an appropriate money market fund investment option under the Contracts with lower fees and expenses, as discussed more fully below.

Assets, Fees and Expenses of the Portfolios

As of December 31, 2021, the net assets attributable to the Replacement Portfolio’s Initial Class Shares were approximately $1,477,559,309, with total portfolio net assets exceeding five billion dollars, while the total net assets of the Current Portfolio as of December 31, 2021 were approximately $643,133,562. The table below compares the fees and expenses of the Current Portfolio and the Replacement Portfolio.

	Current Portfolio	Replacement Portfolio

	VALIC Company I Government Money Market I Fund (as of fiscal year end May 31, 2021)	Fidelity VIP Government Money Market Portfolio, Initial Class (as of fiscal year end December 31, 2021)
Management Fee	0.40%	0.15%
Distribution and/or Service Fees (12b-1 fees)	None	None
Other Expenses	0.14%	0.08%
Total Annual Fund Operating Expenses	0.54%	0.23%
Fee Waivers and/or Expense Reimbursements	0.24%	None
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	0.30%	0.23%

For the period covered by the most recent fund prospectus for the Current Portfolio (dated October 1, 2021) and the most recent annual report for the Replacement Portfolio (dated December 31, 2021), the management fee and total annual fund operating expenses of the Current Portfolio were higher than that of the Replacement Portfolio. The Current Portfolio’s investment adviser has entered into an expense limitation agreement until September 30, 2022 which reduces the Portfolio’s total annual fund operating expenses to 0.30%. However, the Current Portfolio’s total annual fund operating expenses after fee waivers and/or expense reimbursements exceed the total annual fund operating expenses of the Replacement Portfolio, which does not have a fee waiver or expense reimbursement arrangement in place.

Performance of the Portfolios

The chart below compares the average annual total returns for the Current Portfolio and the Replacement Portfolio for the one-year, five-year and ten-year periods as of December 31,

2021. The Replacement Portfolio outperformed the Current Portfolio over each of the five- and ten-year periods as of December 31, 2021. The average annual total returns for the 1-year period ended December 31, 2021 was the same for both Portfolios.

Portfolio	1 Year	5 Years	10 Years

Current Portfolio	0.01%	0.72%	0.36%

Replacement Portfolio	0.01%	0.94%	0.51%

D.	Policies and Procedures for the Proposed Substitution

To effectuate the Substitution, the Applicants propose to follow the policies and procedures set forth below.

1.	Implementation

Redemption or Purchase of Shares. The Companies will effect the Substitution as soon as practicable following the issuance of the requested order. As of the effective date of the Substitution (the “Substitution Date”), the Separate Accounts expect to redeem shares of the Current Portfolio for cash.7 The proceeds of such redemptions will then be used to purchase shares of the Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of its redemption from the Current Portfolio in the Replacement Portfolio.

Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times. All redemptions of shares of the Current Portfolio

7 To the extent that there are any in-kind redemptions, such redemptions will be effected in accordance with the conditions set forth in the no-action letter issued by the Commission staff to Signature Financial Group (pub. avail. Dec. 28, 1999).

In the event that the Replacement Portfolio or its investment adviser declines to accept, on behalf of the Replacement Portfolio, securities redeemed in-kind by the Current Portfolio, the Current Portfolio will instead provide cash equal to the value of the declined securities so that the Contract Owner’s contract values will not be adversely affected or diluted.

and purchases of shares of the Replacement Portfolio will be effected in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder. Each Substitution will take place at relative net asset value determined on the Substitution Date pursuant to Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, with no change in the amount of any Contract Owner’s Contract value or death benefit or in the dollar value of his or her investments in any of the subaccounts. The procedures to be implemented are sufficient to assure that each Contract Owner’s cash values immediately after the Substitution will be equal to the cash value immediately before the Substitution.

Contract Owners will not incur any fees or charges as a result of the Substitution, nor will their rights or a Company’s obligations under its Contracts be altered in any way, and the Substitution will not change Contract Owners’ insurance benefits under the Contracts. The Companies or their affiliates will pay all expenses incurred in connection with the Substitution, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions. In addition, the Substitution will not impose any tax liability on Contract Owners, nor will the Substitution alter any tax benefit associated with the Contracts. The Substitution will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the Substitution than before the Substitution.

In addition, redemptions and repurchases that occur in connection with effecting the Substitution will not count as transfers for purposes of assessing any transfer fees and will not be subject to any transfer limitations that may otherwise be imposed by the Companies under the Contract. From at least 30 days before the Substitution Date through at least 30 days following the Substitution Date, Contract Owners may make one transfer of Contract value from the subaccount investing in the Current Portfolio (before the Substitution) or the Replacement

Portfolio (after the Substitution) to any other available investment option under the Contract without charge (including sales charges or surrender charges) and without imposing any transfer limitations. Further, on the Substitution Date, Contract values attributable to investments in the Current Portfolio will be transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without being subject to any limitations on transfers. Finally, the Companies will not exercise any right they may have under the Contracts to impose restrictions on transfers between subaccounts under the Contracts for a period of at least thirty (30) days following the Substitution Date.8

Before effecting any Substitution, each Company shall have satisfied itself that: (i) its Contracts allow the substitution of portfolios in the manner contemplated by the Substitution and related transactions described herein, (ii) the transactions can be consummated as described in this Application under applicable state insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts have been sold have been complied with to the extent necessary to complete the transactions.

Limits on Expenses

The Applicants agree that, for a period of two years following the Substitution Date, for those Contracts with assets allocated to the Current Portfolio on the Substitution Date, the Applicants or an affiliate thereof will reimburse, on the last business day of each fiscal quarter, the Contract Owners who were Contract Owners on the Substitution Date to the extent that the Replacement Portfolio’s net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual

8 One exception to this would be restrictions that the Companies may impose to detect or deter disruptive, frequent trading activities by Contract Owners or their agents.

operating expenses of the Current Portfolio for the most recent fiscal year preceding the date of this Application. In addition, the Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution Date.

2.	Contract Owner Notifications

Contract Owners will be notified of this Application at least 30 days prior to the Substitution Date by means of a prospectus supplement (“Pre-Substitution Notice”) for each of the Contracts. The Pre-Substitution Notice will notify Contract Owners of the Company’s intent to implement the Substitution, that it has filed this Application to obtain the necessary approval from the Commission to effect the Substitution, and will set forth the anticipated Substitution Date. In addition, the Pre-Substitution Notice will:

•	Instruct Contract Owners how to submit transfer requests in light of the proposed Substitution.

•

Advise Contract Owners that Contract values attributable to investments in the Current Portfolio will be transferred to the Replacement Portfolio, without any charge that would otherwise apply (including sales charges or surrender charges) and without being subject to any limitations on transfers, on the Substitution Date;

•

State that, from at least 30 days before the Substitution Date through at least 30 days following the Substitution Date, Contract Owners may make one transfer of Contract value from the subaccounts investing in the Current Portfolio (before the Substitution Date) or the Replacement Portfolios (after the Substitution Date) to any other available investment option under the Contract without any charge that would otherwise apply (including sales charges or surrender charges) and without imposing any transfer limitations; and

•

Inform Contract Owners that, except as described in the market timing/short-term trading provisions of the relevant prospectus, the Company will not exercise any right it may have under the Contracts to impose additional restrictions on transfers between the subaccounts under the Contracts, including any limitation on the number of transfers permitted, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

Further, at least 30 days before the Substitution Date all affected Contract Owners will have received the most recent prospectus for the Replacement Portfolio. Finally, within five (5) business days following the Substitution Date, Contract Owners affected by the Substitution will receive a written confirmation that the Substitution was carried out as previously notified. This confirmation will restate the information set forth in the Pre-Substitution Notice and will include post-Substitution account values.

3.	State Approval

The Companies will seek approval of the proposed Substitution from any state insurance regulators whose approval may be necessary or appropriate.

V.	Conditions to Relief

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

The Substitution will not be effected unless the Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Substitution can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

2.

The Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract Owners to effect the Substitution. The proposed Substitution will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

3.

The Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicants. The Substitution will be effected without change in the amount or value of any Contracts held by affected Contract Owners.

4.

The Substitution will in no way alter the tax treatment of affected Contract Owners in connection with their Contracts, and no tax liability will arise for affected Contract Owners as a result of the Substitution.

5.

The obligations of the Companies and the rights of affected Contract Owners under the Contracts will not be altered in any way. The Substitution will not adversely affect any riders under the Contracts since the Replacement Portfolio will be an allowable investment option for use with such riders as of the Substitution Date.

6.

Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Current Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Companies will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.

All affected Contract Owners will be notified at least 30 days before the Substitution Date about: (a) the intended substitution of the Current Portfolio with the Replacement Portfolio; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Companies will deliver to all affected Contract Owners, at least 30 days before the Substitution Date, a prospectus for the Replacement Portfolio.

8.

The Companies will deliver to each affected Contract Owner within five business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) the values of the Contract Owners’ positions in the Current Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

9.

For a period of two years following the Substitution Date, for Contract Owners who were Contract Owners as of the Substitution Date, the Applicants or an affiliate thereof will reimburse, on the last business day of each fiscal quarter, the Contract Owners whose subaccounts invest in the Replacement Portfolio to the extent that the Replacement Portfolio’s net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual operating expenses of the Current Portfolio for the most recent fiscal year preceding the date of this Application. In addition, the Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution Date.

VI.	Request for Order of Approval under Section 26(c) of the 1940 Act

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution.

A.	Applicable Law

Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.9 The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption. For the reasons described in this Application, the Applicants submit that the Substitution meets the

9 House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.

B.	Basis for a Section 26(c) Order

As previously indicated, the Companies have reserved the right under the Contracts to substitute shares of another underlying registered open-end management investment company for one of the current underlying registered open-end management investment companies offered as an investment option under the Contracts. The Contracts and Contract prospectuses disclose this right. Each Company has reserved this right of substitution to protect itself, its Separate Accounts, and the Contract Owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account. Additionally, each Company intended this reservation of right to preserve the opportunity to replace investment options available under its Contracts in those situations where a substitution could benefit the Company, its Separate Accounts, and Contract Owners.

The Replacement Portfolio and the Current Portfolio have substantially identical investment objectives and similar investment strategies. Further, the Replacement Portfolio and the Current Portfolio have similar, and in many cases, substantially similar, investment policies and risks. To the extent that differences in risks and strategies do exist, the Applicants believe that these differences do not introduce Contract Owners to any greater risks than before the Substitution. In addition, the proposed Substitution retains for Contract Owners the investment flexibility and expertise in asset management, which are core investment features of the Contracts. Any impact on the investment programs of affected Contract Owners should be negligible.

Furthermore, the ultimate effect of the Substitution would be to continue to provide Contract Owners with a substantially similar investment option. The Proposed Substitution will not reduce in any manner the nature or quality of the current available investment options. The proposed Substitution will protect the Contract Owners who have Contract value allocated to the Current Portfolio by providing a substantially similar Replacement Portfolio. In addition, the Applicants submit that the proposed Substitution meets the standards that the Commission and its staff have applied to substitutions that have been approved in the past.10

The Applicants recognize the importance of selecting a replacement for the Current Portfolio that provides Contract Owners with a low-cost money market fund investment option. The total and net annual operating expenses of the Replacement Portfolio are lower than those of the Current Portfolio as of the most recent fiscal year end for each Portfolio. The Applicants submit that a two-year expense cap for the affected Contracts is appropriate and consistent with the protection of investors.

10 See, e.g., Teachers Insurance & Annuity Association of America, et. al., Rel. No. IC-34295 (June 7, 2021) (Order), File No. 812-15143 (approving the substitution of a replacement portfolio with lower expenses, similar investment objectives and risk profiles, a larger asset base and an unaffiliated investment adviser); Brighthouse Life Insurance Company, et. al., Rel. No. IC-34239 (Mar. 30, 2021) (Order), File No. 812-15140 (approving the substitution of a replacement portfolio with lower expenses, similar investment objectives and risk profiles, and an unaffiliated investment adviser); New York Life Insurance & Annuity Corporation, et. al., Rel. No. IC-34101 (Nov. 20, 2020) (Order), File No. 812-15121 (approving four substitutions in which each replacement portfolio had lower expenses than the corresponding existing portfolio); AXA Equitable Life Insurance Company, et al., Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831 (approving seventeen substitutions of replacement portfolios with substantially similar investment objectives, strategies, and principal risks and equal or lower expenses to the corresponding existing portfolios); The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-31993 (Feb. 10, 2016) (Order), File No. 812-14449 (approving substitutions of replacement portfolios with similar investment objectives, strategies and risks to the corresponding existing portfolios); Pacific Life Insurance Company, et al., Rel. No. IC-31499 (Mar. 6, 2015) (Order), File No. 812-14359 (approving the substitution of a replacement portfolio with lower expenses, better performance, similar investment objectives and risk profiles); Minnesota Life Insurance Company et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203 (approving substitutions in which some replacement portfolios have higher management fees and /or net expenses than the corresponding existing portfolios).

The Applicants submit that the proposed Substitution is not the type that Section 26(c) was designed to prevent because they will not result in costly forced redemptions, nor will they affect other aspects of the Contracts. With respect to the former, in the current situation, Contract Owners are contractually provided investment discretion during the accumulation and payout phases of the Contracts to allocate and reallocate their Contract value among the investment options available under the Contracts. Accordingly, after the proposed Substitution, each Contract Owner retains the right to transfer their investment in the Replacement Portfolio to any other investment alternative available under the Contract. In this regard, the proposed Substitution retains for Contract Owners the investment flexibility that is a central feature of the Contracts.

Moreover, the Applicants will offer Contract Owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfer and other “market timing” activity) that may otherwise have been imposed for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. The Substitution, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

The proposed Substitution is also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitution has no impact on other aspects of the Contracts. Specifically, the proposed Substitution will not affect the type of benefits offered by the Companies under the Contracts, or numerous other rights and privileges associated with the Contracts. In deciding to purchase the Contract, a Contract Owner may have considered the Company’s size, financial condition, and its reputation for service. These factors will not change as a result of the proposed Substitution, nor will the annuity or tax benefits afforded under the Contracts held by any affected Contract Owners.

C.	Request for an Order Pursuant to Section 26(c)

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution. The Applicants submit that, for the reasons stated above, the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.	CONCLUSION

For the reasons set forth in this Application, each Applicant respectively submits that the proposed Substitution meets the standards of Section 26(c) of the 1940 Act and respectfully requests that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act, and that such order be made effective as soon as possible.

The Applicants each acknowledge that reliance on any order of approval issued pursuant to this Application, if granted, depends upon compliance with all of the representations and conditions applicable to the Applicants, respectively, as set forth in this Application.

VIII.	PROCEDURAL MATTERS RELATING TO THIS APPLICATION

A.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B.	Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C.

Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant. All requirements of the charter documents of each Company have been complied with in connection with the execution and filing of this Application and the persons signing the Application are fully authorized to do so. Copies of the applicable resolutions are incorporated herein by reference through Exhibit A.

D.	The verifications required by Rule 0-2(d) with respect to the filing of this Application are attached hereto as Exhibit B.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 as amended,

AMERICAN GENERAL LIFE INSURANCE COMPANY has authorized this Application to be duly signed on its behalf and on behalf of its Separate Account, in the State of Texas on the 28th day of March, 2022.

AMERICAN GENERAL LIFE INSURANCE COMPANY

AGL SEPARATE ACCOUNT D

AGL SEPARATE ACCOUNT VL-R

By /s/ Eric G. Tarnow

Name: Eric G. Tarnow

Title:     _Senior Vice President, Life Products_

              American General Life Insurance Company

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 as amended,

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK has authorized this Application to be duly signed on its behalf and on behalf of its Separate Account, in the State of Texas on the 28th day of March, 2022.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

USL SEPARATE ACCOUNT USL A

USL SEPARATE ACCOUNT USL VL-R

By /s/ Eric G. Tarnow

Name: Eric G. Tarnow

Title:     _Senior Vice President, Life Products_

              The United States Life Insurance Company in the City of New York

EXHIBIT INDEX

Exhibit	Description

A	Resolutions of American General Life Insurance Company and The United States Life Insurance Company in the City of New York Authorizing Filing the Application

B	Verifications of American General Life Insurance Company and its AGL Separate Account D and AGL Separate Account VL-R and The United States Life Insurance Company in the City of New York and its USL Separate Account USL A and USL Separate Account USL VL-R

Exhibit A

The Resolutions of the Executive Committee of the Board of Directors authorizing American General Life Insurance Company and The United States Life Insurance Company in the City of New York to file the Application are attached.

AMERICAN GENERAL LIFE INSURANCE COMPANY

UNANIMOUS WRITTEN CONSENT OF THE EXECUTIVE COMMITTEE

OF THE BOARD OF DIRECTORS

WHEREAS, the Company has determined that the VALIC Company I Government Money Market I Fund (“Current Portfolio”) should be substituted and replaced in the Variable Annuity (“VA Contracts”) and Variable Universal Life Insurance Policies (“VUL Policies”) (VA Contracts and VUL Policies together referred to hereinafter as the “Contracts”) that offer this fund with the Fidelity VIP Government Money Market Portfolio (“Replacement Portfolio”).

WHEREAS, the Company currently offers the Current Portfolio in various separate accounts (“Separate Accounts”) as an underlying variable investment option under the Company’s Contracts;

WHEREAS, the Company cannot unilaterally transfer assets from the Current Portfolio to the Replacement Portfolio in accordance with federal securities laws and, instead, must seek an order from the Securities and Exchange Commission (“SEC”) approving a substitution that would permit such transfer of assets; and

WHEREAS, following an evaluation of various alternatives, Company management has determined that Substitution is the appropriate approach to accomplish the elimination of the offering of the Current Portfolio and the new offering of the Replacement Portfolio and, further, that Company and its Separate Accounts should file an application (the “Application”) with the SEC for an order of exemption under Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) from provisions of the 1940 Act that would permit the Company to substitute shares of the Current Portfolio with shares of the Replacement Portfolio in the Contracts.

NOW THEREFORE, BE IT RESOLVED, the Company shall file with the SEC the Application for an order of approval pursuant to Section 26(c) of the 1940 Act that would permit the Company to substitute shares of the Current Portfolio with shares of the Replacement Portfolio under the Contracts; and be it

FURTHER RESOLVED, that the Company’s President, Chief Executive Officer, Executive Vice President or Senior Vice President of the Company (collectively, the “Authorized Officers”), or any person designated by them, in conjunction with independent auditors, legal counsel and/or such others as they deem appropriate shall be, and each of them individually, are authorized, empowered and directed, in the name and on behalf of the Company and the Separate Accounts, to prepare or cause to be prepared, executed, delivered and filed with the SEC, the Application, and to do or cause to be done such other acts and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Authorized Officers shall approve, such approval to be conclusively evidenced by the filing of the Application and any amendments thereto; and be it

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company and the Separate Accounts, to perform or cause to be performed all of the agreements and obligations of the Company and the Separate Accounts in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature, to make any other federal or state filings in connection with the foregoing resolutions, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and be it

FURTHER RESOLVED, that all lawful actions taken prior to the adoption of these resolutions by any Authorized Officer in connection with the matters referred to herein that would have been within the authority conferred hereby had the resolutions predated such actions be, and all such action hereby are, confirmed, ratified and approved in all respects; and be it

FURTHER RESOLVED, that this Consent may be executed in counterparts, each of which shall constitute an original and all which together shall constitute one and the same document; and further that the delivery of an executed signature page of this Unanimous Written Consent by facsimile means, or a Portable Document Format (“PDF”) copy of a signature, or a signature by any other electronic or digital signature, shall have the same force and effect as an original signature.

THE UNITED STATES LIFE INSURANCE COMPANY

IN THE CITY OF NEW YORK

UNANIMOUS WRITTEN CONSENT OF THE EXECUTIVE COMMITTEE

OF THE BOARD OF DIRECTORS

WHEREAS, the Company has determined that the VALIC Company I Government Money Market I Fund (“Current Portfolio”) should be substituted and replaced in the Variable Annuity (“VA Contracts”) and Variable Universal Life Insurance Policies (“VUL Policies”) (VA Contracts and VUL Policies together referred to hereinafter as the “Contracts”) that offer this fund with the Fidelity VIP Government Money Market Portfolio (“Replacement Portfolio”).

WHEREAS, the Company currently offers the Current Portfolio in various separate accounts (“Separate Accounts”) as an underlying variable investment option under the Company’s Contracts;

WHEREAS, the Company cannot unilaterally transfer assets from the Current Portfolio to the Replacement Portfolio in accordance with federal securities laws and, instead, must seek an order from the Securities and Exchange Commission (“SEC”) approving a substitution that would permit such transfer of assets; and

WHEREAS, following an evaluation of various alternatives, Company management has determined that Substitution is the appropriate approach to accomplish the elimination of the offering of the Current Portfolio and the new offering of the replacement Portfolio and, further, that the Company and its Separate Accounts should file an application (the “Application”) with the SEC for an order of exemption under Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) from provisions of the 1940 Act that would permit the Company to substitute shares of the Current Portfolio with shares of the Replacement Portfolio in the Contracts.

NOW THEREFORE, BE IT RESOLVED, the Company shall file with the SEC the Application for an order of approval pursuant to Section 26(c) of the 1940 Act that would permit the Company to substitute shares of the Current Portfolio with shares of the Replacement Portfolio under the Contracts; and be it

FURTHER RESOLVED, that the Company’s President, Chief Executive Officer, Executive Vice President or Senior Vice President of the Company (collectively, the “Authorized Officers”), or any person designated by them , in conjunction with independent auditors, legal counsel and/or such others as they deem appropriate shall be, and each of them individually, are authorized, empowered and directed, in the name and on behalf of the Company and the Separate Accounts, to prepare or cause to be prepared, executed, delivered and filed with the SEC, the Application, and to do or cause to be done such other acts and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Authorized Officers shall approve, such approval to be conclusively evidenced by the filing of the Application and any amendments thereto; and be it

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company and the Separate Accounts, to perform or cause to be performed all of the agreements and obligations of the Company and the Separate Accounts in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature, to make any other federal or state filings in connection with the foregoing resolutions, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and be it

FURTHER RESOLVED, that all lawful actions taken prior to the adoption of these resolutions by any Authorized Officer in connection with the matters referred to herein that would have been within the authority conferred hereby had the resolutions predated such actions be, and all such action hereby are, confirmed, ratified and approved in all respects; and be it

FURTHER RESOLVED, that this Consent may be executed in counterparts, each of which shall constitute an original and all which together shall constitute one and the same document; and further that the delivery of an executed signature page of this Unanimous Written Consent by facsimile means, or a Portable Document Format (“PDF”) copy of a signature, or a signature by any other electronic or digital signature, shall have the same force and effect as an original signature.

Exhibit B

VERIFICATION

The undersigned states that he has duly executed the attached Application dated March 28, 2022, for and on behalf of

American General Life Insurance Company

AGL Separate Account D

AGL Separate Account VL-R

that he is Senior Vice President, Life Products of American General Life Insurance Company, and that all actions by shareholders, directors/trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application and the contents thereof, and the facts set forth therein, to the best of his knowledge, information and belief.

/s/ Eric G. Tarnow
Eric G. Tarnow
Senior Vice President, Life Products

American General Life Insurance Company

VERIFICATION

The undersigned states that he has duly executed the attached Application dated March 28, 2022, for and on behalf of

The United States Life Insurance Company in the City of New York

USL Separate Account USL A

USL Separate Account USL VL-R

that he is Senior Vice President, Life Products of The United States Life Insurance Company in the City of New York, and that all actions by shareholders, directors/trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application and the contents thereof, and the facts set forth therein, to the best of his knowledge, information and belief.

/s/ Eric G. Tarnow
Eric G. Tarnow
Senior Vice President, Life Products

The United States Life Insurance Company in the City of New York